SCHEDULE 13D
Under the Securities Exchange Act of 1934
Novelion Therapeutics Inc.
 (Name of Issuer)
Common Shares
(Title of Class of Securities)
67001K202
(CUSIP Number)
Sayuri Childs, Chief Compliance Officer
c/o EdgePoint Investment Group Inc.
150 Bloor Street West, Suite 500
Toronto, Ontario M5S 2X9 Canada
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.'
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 67001K202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EdgePoint Investment Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,456,064

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,456,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,456,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
As of November 2, 2016:
12.95% (based on 18,704,857 outstanding shares of the Issuer as of May 7, 2018, plus 261,001 in underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Act").

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13D
CUSIP NO. 67001K202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EdgePoint Canadian Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,370,250

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,370,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,370,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.32% (based on 18,704,857 outstanding shares of the Issuer as of May 7, 2018, plus 19,927 in underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Act").

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13D
CUSIP NO. 67001K202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EdgePoint Canadian Growth and Income Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
906,887

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
906,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,887

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.83% (based on 18,704,857 outstanding shares of the Issuer as of May 7, 2018, plus 62,147 in underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Act").

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13D
CUSIP NO. 67001K202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EdgePoint Global Growth and Income Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
178,927

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
178,927

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,927

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

<1% (based on 18,704,857 outstanding shares of the Issuer as of May 7, 2018, plus 178,927 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Act").

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13D
CUSIP NO. 67001K202
Item 1.  Security and Issuer.
- ------   -------------------
Novelion Therapeutics Inc.
c/o Norton Rose Fulbright
1800 – 510 West Georgia Street
 Vancouver, British Columbia V6B 0M3 Canada
Common shares, no par value

Item 2.  Identity and Background.
- ------   -----------------------
(a)
(i)   EdgePoint Investment Group, Inc. ("EdgePoint")
 (ii)  EdgePoint Canada Portfolio ("ECP")
(iii) EdgePoint Canadian Growth and Income Portfolio ("ECGIP")
(iv)  EdgePoint Global Growth and Income Portfolio ("EGGIP")

(b)	Business address: 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9 Canada
(c)	Present occupation: Investment company
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which EdgePoint, ECP, EGCIP or EGGIP were convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which EdgePoint, ECP, EGCIP or EGGIP were a party and were or are subject to a judgment, decree or final order.

(f)	Citizenship: Ontario, Canada
Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
Working capital of EdgePoint

SCHEDULE 13D
CUSIP NO. 67001K202
Item 4.  Purpose of Transaction.
- ------    ----------------------
EdgePoint and ECP filed a Schedule 13G on December 8, 2017, reporting joint ownership of greater than 5% of the outstanding securities of the Issuer. The Schedule 13G was subsequently amended on February 13, 2018. All purchases were made for investment purposes. On June 26, 2018, EdgePoint and ECP, determined that they no longer held the securities with neither the purpose nor effect of changing or influencing control of the Issuer and notified the Issuer of such change of intent in writing.
Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
EdgePoint:  2,456,064 common shares, including 261,001 common shares underlying convertible notes in Aegerion Pharmaceuticals, Inc., a subsidiary of the Issuer ("Aegerion").
ECP:  1,370,250 common shares, including 19,927 common shares underlying Aegerion convertible notes
ECGIP:  906,887 common shares, including 62,147 common shares underlying Aegerion convertible notes
EGGIP:  178,927 common shares underlying Aegerion convertible notes
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 - ------   ------------------------------------
None

Item 7.  Materials to be Filed as Exhibits.
 - ------   ------------------------------------

None

SCHEDULE 13D
CUSIP NO. 67001K202
Signed:            June 27, 2018
EDGEPOINT INVESTMENT GROUP INC.
By: /s/ Sayuri Childs
    Sayuri Childs, Chief Compliance Officer
EDGEPOINT CANADIAN PORTFOLIO
 By:  EdgePoint Investment Group Inc.

By: /s/ Sayuri Childs
      Sayuri Childs, Chief Compliance Officer
EDGEPOINT CANADIAN GROWTH AND INCOME PORTFOLIO
 By:  EdgePoint Investment Group Inc.

By: /s/ Sayuri Childs
      Sayuri Childs, Chief Compliance Officer
EDGEPOINT GLOBAL GROWTH AND INCOME PORTFOLIO
 By:  EdgePoint Investment Group Inc.

By: /s/ Sayuri Childs
      Sayuri Childs, Chief Compliance Officer

JOINT FILING AGREEMENT
PURSUANT TO SECTION 240.13D-1 (K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is inaccurate.

EDGEPOINT INVESTMENT GROUP INC.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT CANADIAN PORTFOLIO
By: EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT CANADIAN GROWTH AND INCOME PORTFOLIO
By: EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT GLOBAL GROWTH AND INCOME PORTFOLIO
By: EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer